UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A.              Full title of the plan and address of the plan, if different from that of the issuer named below:

COVANCE 401(k) SAVINGS PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVANCE INC.
210 CARNEGIE CENTER
PRINCETON, NEW JERSEY 08540

Covance 401(k) Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2005 and 2004

Index

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	10

Signature Page	11

Exhibit Index	12

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the Covance 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Covance 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
MetroPark, New Jersey
May 31, 2006

Covance 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Investments at fair value:
Registered investment companies	$229,914,203	$202,184,726
Covance stock fund	106,974,099	92,761,029
Participant loans	5,317,674	4,458,586
Total investments	342,205,976	299,404,341

Participant contribution receivable	1,308,946	1,178,932
Employer contribution receivable	717,739	693,874
Interest bearing cash	3,055,697	2,908,162
Interest receivable	10,818	4,692
Total assets	347,299,176	304,190,001

Unsettled participant activity	(2,016)	(12,845)
Net assets available for benefits	$347,297,160	$304,177,156

See accompanying notes.

Covance 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2005	2004

Additions
Investment income:
Interest and dividends	$8,330,026	$4,855,815
Net appreciation in fair value of investments	33,735,702	44,072,366
	42,065,728	48,928,181
Contributions:
Participant (cash)	19,718,566	17,399,322
Employer (employer common stock)	8,843,525	9,010,049
	28,562,091	26,409,371
Total additions	70,627,819	75,337,552

Deductions
Benefits paid to participants	27,466,487	19,966,746
Administrative fees	41,328	41,037
Total deductions	27,507,815	20,007,783
Net increase in net assets available for benefits	43,120,004	55,329,769

Net assets available for benefits at beginning of year	304,177,156	248,847,387
Net assets available for benefits at end of year	$347,297,160	$304,177,156

See accompanying notes.

Covance 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

1. Description of the Plan

The following description of the Covance 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and includes assets transferred effective December 31, 1999 from the Covance Employee Stock Ownership Plan (the “ESOP”). The ESOP was designed to comply with Section 4975(e)(7) and the regulations thereunder the Code. The Plan is subject to the applicable provisions of ERISA. Employees hired after December 31, 1998 are not eligible to participate in the ESOP and Covance does not intend to make any future contributions to the ESOP.

Eligibility

Any U.S. employee who has completed one hour of service is eligible to participate in the Plan; however, an employee is only eligible to receive employer matching contributions on the first day of the month following the completion of six months of service.

Contributions

Each participant may contribute any whole percentage of their eligible compensation between 1% and 50%, subject to annual Internal Revenue Service (“IRS”) limitations. Covance Inc. (the “Company”) makes a matching contribution to the Plan equal to three times each participant’s contribution for the first 1% of eligible compensation contributed to the Plan and 1/2 of each additional 1% of each participant’s eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 5.5% for a participant who contributes 6% or more of their eligible compensation. This matching contribution is made 100% to the Covance Stock Fund on a semi-monthly basis. At its own discretion, the Company may make a discretionary contribution to the Plan (“Discretionary Contribution”) in any year, which would be allocable equally to all eligible participants employed by the

Covance 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004

1. Description of the Plan (continued)

Company at the end of the Plan year, provided that any such Discretionary Contribution for any Plan year may only be made out of current or accumulated Company earnings and profits, and may not exceed the maximum allowable as a deduction to the Company under Section 404 of the Code. No such Discretionary Contribution has been made for the years ended December 31, 2005 and 2004.

Investment Elections

Participants may elect to have their contributions invested in any one or a combination of select funds offered by Fidelity Investments (“Fidelity”) in accordance with the Plan document. In addition, participants can elect to have their contributions invested in the Covance Stock Fund and all Company matching contributions are invested in the Covance Stock Fund. The length of service required for participants to have investment discretion with respect to the Company match is two years and the employee age requirement for Company match investment discretion is age 50 regardless of length of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of Discretionary Contributions and an allocation of the Plan’s earnings. Discretionary Contributions are allocated pro rata based on participant account balances. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all investments in that fund.

Vesting

Participants are immediately vested in their contributions and the allocated earnings thereon. Participants become 25%, 50% and 100% vested in Company contributions after two, three and four years of service, respectively.

Covance 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004

1. Description of the Plan (continued)

Payment of Benefits

Each participant is entitled to receive the balance of their account upon retirement on or after age 65, or in the event of total and permanent disability or death. In addition, upon termination of employment with the Company, a participant may elect to be paid a lump sum amount equal to the value of the vested portion of their account balance. Participants entitled to a distribution of benefits with a vested account balance of $1,000 or less will automatically receive a lump sum payment. Prior to April 2005, participants with a vested account balance of $5,000 or less automatically received a lump sum payment. If the balance of a participant’s account exceeds $1,000, they can elect to receive either an immediate distribution or defer taking a distribution (but not beyond age 70 1/2). Prior to April 2005, the balance of a participant’s account had to exceed $5,000 in order to elect to defer the distribution of benefits. Payments may be distributed in cash or stock, at the discretion of the participant (or the participant’s beneficiary). Benefit distributions are recorded when paid.

Loans to Participants

A participant may borrow from the Plan a minimum of $1,000 up to the lesser of (i) 50% of the value of the vested portion of their account balance on the date the loan is made or (ii) $50,000 less the highest outstanding loan balance in the last twelve months. A participant may only have one loan outstanding at any time. Loans bear interest at a rate of one percent above the prime rate, as published in the Wall Street Journal.

Forfeited Accounts

Employees who leave the Company prior to completing four years of service forfeit the unvested portion of the Company’s matching contributions. Forfeited amounts are invested in the Fidelity Managed Income Portfolio Fund and are used to reduce future Company matching contributions and/or to pay Plan administration expenses. At December 31, 2005 and 2004, the balance of unused forfeited amounts totaled approximately $617,000 and $229,000, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to provisions of ERISA and the Plan. In the event of Plan termination, each participant’s account balance would become fully vested.

Covance 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004

1. Description of the Plan (continued)

Plan Administration

The Plan is administered by a benefits administration committee appointed by the Compensation and Organization Committee of the Board of Directors of the Company. Fidelity Management Trust Company is the trustee of the Plan. Plan administration expenses can either be paid directly by the Company or paid through the liquidation of amounts forfeited under the Plan. When paid by the Company these expenses are not reflected in the accompanying financial statements. When paid by the Plan, through the liquidation of amounts forfeited under the Plan, these expenses are reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. Investments in the Covance Stock Fund and registered investment company funds are valued at quoted active market prices. Participant loans are valued at amortized cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis using the average cost method.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Covance 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004

3. Investments

During 2005 and 2004, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated in fair value as determined by quoted active market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
	2005	2004
Covance Stock Fund	$23,037,112	$30,509,885
Shares of registered investment companies	10,698,590	13,562,481
	$33,735,702	$44,072,366

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004
Covance Stock Fund(a)	$106,974,099	$92,761,029
Fidelity Contrafund	40,342,578	33,353,808
Fidelity Managed Income Portfolio Fund	33,162,980	33,134,446
Fidelity Equity Income Fund	27,456,675	27,942,858
Fidelity Magellan Fund	23,259,314	26,957,774

(a) Includes both nonparticipant-directed and participant-directed investments.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that increases or decreases in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Covance 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004

5. Nonparticipant-Directed Investments

The Covance stock fund contains a mix of nonparticipant-directed and participant-directed investments. Since it is not practical to segregate the non-participant directed and participant-directed investment balances, the entire fund is considered to be nonparticipant-directed for disclosure purposes. Information about the net assets and the significant components of the changes in net assets relating to the Covance stock fund is as follows:

	December 31
	2005	2004
Net assets:
Covance stock fund	$106,974,099	$92,761,029

	Year ended December 31
	2005	2004
Changes in Covance stock fund:
Contributions (employer and employee)(a)	$9,523,357	$9,375,010
Earnings and net realized and unrealized gain in fair value	23,037,112	30,509,885
Distributions to participants	(8,734,073)	(5,342,062)
Net transfers to participant-directed investments	(7,506,153)	(9,772,300)
Forfeitures transferred to other accounts	(2,107,173)	(1,126,624)
Net change in Covance stock fund	$14,213,070	$23,643,909

(a) Contributions do not reflect an allocation of the total year-end contributions receivable into this fund.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 2, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended,  is qualified and the related trust is tax exempt.

Supplemental Schedule

EIN: 22-3265977
Plan #  001

Covance 401(k) Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
	Value of interests in registered investment companies:
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Contrafund*; 622,955 shares	**	$40,342,578
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Managed Income Portfolio Fund*; 33,162,980 shares	**	33,162,980
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Equity Income Fund*; 520,210 shares	**	27,456,675
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Magellan Fund*; 218,520 shares	**	23,259,314
Fidelity Investments Institutional Operations Company, Inc.	Fidelity International Discovery Fund*; 488,703 shares	**	15,472,341
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Balanced Fund*; 641,473 shares	**	12,034,025
Fidelity Investments Institutional Operations Company, Inc.	Neuberger Berman Genesis Trust; 245,577 shares	**	11,922,780
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2020 Fund*; 588,048 shares	**	8,650,189
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2030 Fund*; 558,764 shares	**	8,392,629
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2040 Fund*; 873,578 shares	**	7,713,696
Fidelity Investments Institutional Operations Company, Inc.	Fidelity US Bond Index Fund*; 645,631 shares	**	7,037,378
Fidelity Investments Institutional Operations Company, Inc.	Oakmark Select I; 200,448 shares	**	6,594,725
Fidelity Investments Institutional Operations Company, Inc.	Baron Growth Fund; 128,069 shares	**	5,814,312
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2010 Fund*; 403,660 shares	**	5,671,429
Fidelity Investments Institutional Operations Company, Inc.	Spartan US Equity Index Fund; 124,788 shares	**	5,510,619
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Mid-Cap Stock*; 126,343 shares	**	3,356,930
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Export & Multinational Fund*; 112,044 shares	**	2,379,823
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom Income Fund*; 206,115 shares	**	2,343,532
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Capital Appreciation Fund*; 71,108 shares	**	1,784,817
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Aggressive Growth Fund*; 25,692 shares	**	457,311
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2000 Fund*; 25,912 shares	**	316,384
Fidelity Investments Institutional Operations Company, Inc.	Spartan International Index Fund; 6,710 shares	**	239,736
	Total value of interest in registered investment companies		229,914,203
Covance Inc. *	Covance stock fund:
	Common stock; 2,203,380 shares	$52,467,235	106,974,099
Participant loans*	Interest rates ranging from 5.0% to 10.50%, due in installments	**	5,317,674
	Total investments		$342,205,976

*                     Party-in-interest

**               Not required as the investment is participant-directed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of the Covance 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANCE 401(K) SAVINGS PLAN

Dated:	June 20, 2006

/s/ CHARLES A. HOPPER
Charles A. Hopper
V.P. Compensation, Benefits and HR Technology Covance Inc.

Exhibit Index

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm